Exhibit 99.14
KPMG Peat Marwick LLP
1600 Market Street
Philadelphia, PA  19103-7212

                         Independent Accountants' Report


The Board of Directors
GE Capital Mortgage Services, Inc.:

We have examined management's assertion about GE Capital Mortgage Services, Inc.'s (the Company's) compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) for primary serviced loans (including those serviced by the Company pursuant to various pooling and servicing agreements relating to the Company's publicly rated mortgage-backed securities program) as of and for the year ended December 31, 1997 included in the accompanying management assertion. Management is responsible for the Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the CompanyOs compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the minimum servicing standards.

In our opinion, except for noncompliance with minimum servicing standard I.1., management's assertion that the Company complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 1997 is fairly stated, in all material respects.

As discussed in management's assertion, the material noncompliance occurred at the Company during the year ended December 31, 1997. With respect to minimum servicing standard I.1., five of the 42 custodial account reconciliations tested contained reconciling items that were not resolved within 90 calendar days of their original identification.

These conditions were considered in determining the nature, timing and extent of audit tests applied in our audit of the 1997 consolidated financial statements, and this report does not affect our report dated January 23, 1998 on those consolidated financial statements.


                                                     /s/ KPMG Peat Marwick LLP

February 17, 1998



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GE Capital Mortgage Services, Inc.
A unit of GE Capital Mortgage Corporation
Three Executive Campus
Cherry Hill, NJ  08002
(609) 661-6100, 800-257-7818



Except for non-compliance with minimum servicing standard I.1 described below, as of and for the year ended December 31, 1997, GE Capital Mortgage Services, Inc. (the Company) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy in the minimum amount of $120 million and $20 million, respectively.

With respect to minimum servicing standard I.1., certain accounts contained reconciling items that were not resolved within ninety (90) calendar days of their original identification. As of December 31, 1997, there were unresolved reconciling items in less than one percent (1%) of such accounts. It is the Company's policy to clear all reconciling items within thirty (30) days from the date of their original identification.









/s/ Glen Messina
------------------------------
Glen Messina
Vice President, Treasurer and Chief Financial Officer
GE Capital Mortgage Services, Inc.